UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 5, 2024
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave N, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Homes Series Lierly; Arrived Homes Series Soapstone; Arrived Homes Series Pecan; Arrived Homes Series Patrick; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral; Arrived Homes Series Splash; Arrived Homes Series Tuscan; Arrived Homes Series Salem; Arrived Homes Series Malbec; Arrived Homes Series Pinot; Arrived Homes Series Luna; Arrived Homes Series Kingsley; Arrived Homes Series Shoreline; Arrived Homes Series Holloway; Arrived Homes Series Badminton; Arrived Homes Series Eastfair; Arrived Homes Series Centennial; Arrived Homes Series Mojave; Arrived Homes Series Wentworth; Arrived Homes Series Cupcake; Arrived Homes Series Basil; Arrived Homes Series Lallie; Arrived Homes Series Dewberry; Arrived Homes Series Spencer; Arrived Homes Series Summerset; Arrived Homes Series Roseberry; Arrived Homes Series Windsor; Arrived Homes Series Forest; Arrived Homes Series Meadow; Arrived Homes Series Collinston; Arrived Homes Series Saddlebred; Arrived Homes Series Odessa; Arrived Homes Series Lily; Arrived Homes Series Saturn; Arrived Homes Series Sugar; Arrived Homes Series Coatbridge; Arrived Homes Series Lennox; Arrived Homes Series Olive; Arrived Homes Series Dawson; Arrived Homes Series Ridge; Arrived Homes Series Bayside; Arrived Homes Series Elm; Arrived Homes Series River; Arrived Homes Series Amber; Arrived Homes Series Westchester; Arrived Homes Series Limestone; Arrived Homes Series Jupiter; Arrived Homes Series Weldon; Arrived Homes Series Holland; Arrived Homes Series Elevation; Arrived Homes Series Oly; Arrived Homes Series McLovin; Arrived Homes Series Matchingham; Arrived Homes Series Rooney; Arrived Homes Series Diablo; Arrived Homes Series KerriAnn; Arrived Homes Series Sigma; Arrived Homes Series Grant; Arrived Homes Series Bandelier; Arrived Homes Series Ensenada; Arrived Homes Series Davidson; Arrived Homes Series Vernon; Arrived Homes Series Murphy; Arrived Homes Series Dolittle; Arrived Homes Series Butter; Arrived Homes Series Ribbonwalk; Arrived Homes Series Scepter; Arrived Homes Series Delta; Arrived Homes Series Saint; Arrived Homes Series Lovejoy; Arrived Homes Series Emporia; Arrived Homes Series Wave; Arrived Homes Series Tuxford; Arrived Homes Series Greenhill; Arrived Homes Series Kawana; Arrived Homes Series Chelsea; Arrived Homes Series Terracotta; Arrived Homes Series Otoro; Arrived Homes Series Hollandaise; Arrived Homes Series Hadden; Arrived Homes Series Avebury; Arrived Homes Series Tulip; Arrived Homes Series Jack; Arrived Homes Series Bedford; Arrived Homes Series Louise; Arrived Homes Series Gardens; Arrived Homes Series Peanut; Arrived Homes Series 100; Arrived Homes Series Grove; Arrived Homes Series Lanier; Arrived Homes Series Mammoth; Arrived Homes Series McGregor; Arrived Homes Series Point; Arrived Homes Series Roxy; Arrived Homes Series Wisteria; Arrived Homes Series Heron; Arrived Homes Series Stonebriar; Arrived Homes Series Heritage; Arrived Homes Series Magnolia; Arrived Homes Series Kirkwood; Arrived Homes Series Rosewood; Arrived Homes Series Apollo; Arrived Homes Series Baron; Arrived Homes Series Swift; Arrived Homes Series Wescott; Arrived Homes Series Wildwood; Arrived Homes Series Madison; Arrived Homes Series Abbington; Arrived Homes Series Burlington; Arrived Homes Series Lannister; Arrived Homes Series Nugget; Arrived Homes Series Pearl; Arrived Homes Series Hines; Arrived Homes Series Ritter; Arrived Homes Series 101; Arrived Homes Series Jake; Arrived Homes Series Holcomb; Arrived Homes Series Latte; Arrived Homes Series Dunbar; Arrived Homes Series Lookout; Arrived Homes Series Reynolds; Arrived Homes Series Kennesaw; Arrived Homes Series Pioneer; Arrived Homes Series Bazzel; Arrived Homes Series June; Arrived Homes Series Johnny; Arrived Homes Series Osprey; Arrived Homes Series Riverwalk; Arrived Homes Series Collier; Arrived Homes Series Folly; Arrived Homes Series Dorchester; Arrived Homes Series Dogwood; Arrived Homes Series Walton; Arrived Homes Series Clover; Arrived Homes Series Dolly; Arrived Homes Series Kenny; Arrived Homes Series Creekside; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Daisy; Arrived Homes Series Henry; Arrived Homes Series Sodalis; Arrived Homes Series Loretta; Arrived Homes Series Conway; Arrived Homes Series Belle; Arrived Homes Series Chitwood; Arrived Homes Series Spring; Arrived Homes Series Highland; Arrived Homes Series Wellington; Arrived Homes Series Braxton; Arrived Homes Series Reginald; Arrived Homes Series Camino; Arrived Homes Series Winston; Arrived Homes Series Inglewood; Arrived Homes Series Richardson; Arrived Homes Series Cumberland; Arrived Homes Series Bonneau; Arrived Homes Series Blossom; Arrived Homes Series Marcelo; Arrived Homes Series Taylor; Arrived Homes Series Aster; Arrived Homes Series Quincy; Arrived Homes Series Jill; Arrived Homes Series Marietta; Arrived Homes Series Mae; Arrived Homes Series Chester; Arrived Homes Series Shallowford; Arrived Homes Series Cypress; Arrived Homes Series Harrison; Arrived Homes Series Piedmont; Arrived Homes Series Kessler; Arrived Homes Series Creekwood; Arrived Homes Series Hansel; Arrived Homes Series Falcon; Arrived Homes Series Eagle; Arrived Homes Series Goose; Arrived Homes Series Gretal; Arrived Homes Series Mimosa; Arrived Homes Series Redondo; Arrived Homes Series Sundance; Arrived Homes Series Chickamauga; Arrived Homes Series Sequoyah; Arrived Homes Series Litton; Arrived Homes Series Brainerd; Arrived Homes Series Brooklyn; Arrived Homes Series Lurleen; Arrived Homes Series Regency; Arrived Homes Series Sunnyside; Arrived Homes Series Korin; Arrived Homes Series Dops; Arrived Homes Series Brennan; Arrived Homes Series Sajni; Arrived Homes Series Tuscarora; Arrived Homes Series Salinas; Arrived Homes Series Hansard; Arrived Homes Series Jefferson; Arrived Homes Series Marie; Arrived Homes Series Ella; Arrived Homes Series Douglas; Arrived Homes Series Cove; Arrived Homes Series Belvedere; Arrived Homes Series Avondale; Arrived Homes Series Martell; Arrived Homes Series Mycroft; Arrived Homes Series Longwoods; Arrived Homes Series Louis; Arrived Homes Series Fenwick; Arrived Homes Series Sims; Arrived Homes Series Osceola; Arrived Homes Series Augusta; Arrived Homes Series Cawley; Arrived Homes Series Bella; Arrived Homes Series Foster; Arrived Homes Series Franklin; Arrived Homes Series General; Arrived Homes Series Marion; Arrived Homes Series Marple; Arrived Homes Series Mary; Arrived Homes Series Onyx; Arrived Homes Series Palmer; Arrived Homes Series Porthos; Arrived Homes Series Simon; Arrived Homes Series Theodore; Arrived Homes Series Chinook; Arrived Homes Series Bergenia; Arrived Homes Series Felix; Arrived Homes Series Oscar; Arrived Homes Series Ellen; Arrived Homes Series Alvin; Arrived Homes Series Ballinger; Arrived Homes Series Briarwood; Arrived Homes Series Eastwood; Arrived Homes Series Abernant; Arrived Homes Series Calvin; Arrived Homes Series Fletcher; Arrived Homes Series Hargrave; Arrived Homes Series Hobbes; Arrived Homes Series Irene; Arrived Homes Series Peterson; Arrived Homes Series Richmond; Arrived Homes Series Winchester

(Title of each class of securities issued pursuant to Regulation A)

1

ITEM 1. FUNDAMENTAL CHANGES
Effective August 1, 2024, Arrived Homes, LLC (the “Company”) terminated without penalty certain Property Management Agreements (the “Terminated Agreements”) by and between Streetlane (formerly Great Jones) and certain series of the Company as listed in the chart below (the “Affected Series”).
Additionally, each of the Affected Series has entered into a new Property Management Agreement with Mynd Property Management, effective as of August 1, 2024 (the “New Agreements”).  Under the New Agreements, each Affected Series will pay the Property Manager a property management fee equal to six percent (6%) of all rents and fees as remitted to the series or a minimum property management fee of $84 on a monthly basis.
The foregoing summary of the terms of the New Agreements is subject to the New Agreements themselves, the form of which is attached to this Current Report on Form 1‑U as Exhibit 6.269 and incorporated by reference herein.
Affected Series	New Property Manager
Arrived Homes Series Brooklyn	Mynd Property Management
Arrived Homes Series Camino	Mynd Property Management
Arrived Homes Series Rosewood	Mynd Property Management
Arrived Homes Series Taylor	Mynd Property Management
Arrived Homes Series Dops	Mynd Property Management
Arrived Homes Series Tulip	Mynd Property Management
Arrived Homes Series Gardens	Mynd Property Management
Arrived Homes Series Peanut	Mynd Property Management
Arrived Homes Series Louise	Mynd Property Management
Arrived Homes Series Mimosa	Mynd Property Management
Arrived Homes Series Lannister	Mynd Property Management
Arrived Homes Series Dogwood	Mynd Property Management
Arrived Homes Series Lurleen	Mynd Property Management
Arrived Homes Series Winston	Mynd Property Management
Arrived Homes Series Brennan	Mynd Property Management
Arrived Homes Series Creekwood	Mynd Property Management
Arrived Homes Series Clover	Mynd Property Management
Arrived Homes Series Madison	Mynd Property Management
Arrived Homes Series Kawana	Mynd Property Management
Arrived Homes Series Latte	Mynd Property Management
Arrived Homes Series Avebury	Mynd Property Management
Arrived Homes Series Apollo	Mynd Property Management
Arrived Homes Series Cove	Mynd Property Management
Arrived Homes Series Chelsea	Mynd Property Management
Arrived Homes Series Grove	Mynd Property Management
Arrived Homes Series River	Mynd Property Management
Arrived Homes Series Basil	Mynd Property Management
Arrived Homes Series Shoreline	Mynd Property Management
Arrived Homes Series Holloway	Mynd Property Management
Arrived Homes Series Elevation	Mynd Property Management
Arrived Homes Series Vernon	Mynd Property Management
Arrived Homes Series Summerset	Mynd Property Management
Arrived Homes Series Roseberry	Mynd Property Management
Arrived Homes Series Spencer	Mynd Property Management
Arrived Homes Series Sugar	Mynd Property Management
Arrived Homes Series Windsor	Mynd Property Management
Arrived Homes Series Lallie	Mynd Property Management
Arrived Homes Series Forest	Mynd Property Management
Arrived Homes Series Heron	Mynd Property Management
Arrived Homes Series Butter	Mynd Property Management
Arrived Homes Series Osprey	Mynd Property Management
Arrived Homes Series Kingsley	Mynd Property Management
Arrived Homes Series Matchingham	Mynd Property Management
Arrived Homes Series Badminton	Mynd Property Management
Arrived Homes Series Bayside	Mynd Property Management
Arrived Homes Series Ridge	Mynd Property Management
Arrived Homes Series Coatbridge	Mynd Property Management
Arrived Homes Series Westchester	Mynd Property Management
Arrived Homes Series Lennox	Mynd Property Management
Arrived Homes Series Elm	Mynd Property Management
Arrived Homes Series Greenhill	Mynd Property Management
Arrived Homes Series Olive	Mynd Property Management
Arrived Homes Series Eastfair	Mynd Property Management
Arrived Homes Series Dolittle	Mynd Property Management
Arrived Homes Series Dewberry	Mynd Property Management
Arrived Homes Series Murphy	Mynd Property Management
Arrived Homes Series Limestone	Mynd Property Management
Arrived Homes Series Tuxford	Mynd Property Management
Arrived Homes Series Luna	Mynd Property Management
Arrived Homes Series Dawson	Mynd Property Management
Arrived Homes Series Bedford	Mynd Property Management
Arrived Homes Series Saturn	Mynd Property Management
Arrived Homes Series Davidson	Mynd Property Management
Arrived Homes Series Centennial	Mynd Property Management
Arrived Homes Series Meadow	Mynd Property Management
Arrived Homes Series Collinston	Mynd Property Management
Arrived Homes Series Ribbonwalk	Mynd Property Management
Arrived Homes Series Holland	Mynd Property Management
Arrived Homes Series Jupiter	Mynd Property Management
Arrived Homes Series Amber	Mynd Property Management
Arrived Homes Series Weldon	Mynd Property Management
Arrived Homes Series Sigma	Mynd Property Management
Arrived Homes Series KerriAnn	Mynd Property Management
Arrived Homes Series Mae	Mynd Property Management
Arrived Homes Series Highland	Mynd Property Management
Arrived Homes Series Bazzel	Mynd Property Management
Arrived Homes Series Spring	Mynd Property Management
Arrived Homes Series Marietta	Mynd Property Management
Arrived Homes Series Hadden	Mynd Property Management
Arrived Homes Series Emporia	Mynd Property Management
Arrived Homes Series Lovejoy	Mynd Property Management
Arrived Homes Series Grant	Mynd Property Management
Arrived Homes Series Delta	Mynd Property Management
Arrived Homes Series Wave	Mynd Property Management
Arrived Homes Series Otoro	Mynd Property Management
Arrived Homes Series Lanier	Mynd Property Management
Arrived Homes Series Wisteria	Mynd Property Management
Arrived Homes Series Mammoth	Mynd Property Management
EXHIBITS
Exhibit No.	Description
6.269*	Form of Property Management Agreement dated [*], between Mynd Property Management and Arrived Homes Series [*], a series of Arrived Homes, LLC

*Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on August 5, 2024.

ARRIVED HOMES, LLC
By: Arrived Holdings, Inc., its managing member
By: /s/ Ryan Frazier
Name: Ryan Frazier
Title:  Chief Executive Officer